EXHIBIT 11

THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

Computation of Earnings Per Common Share

(In millions, except per share amounts)

	Twelve Months Ended December 31,
	2002	2001	2000
EARNINGS:
Basic:
Net income (loss), as reported	$218	$(1,088)	$993
Preferred stock dividends, net of taxes	(9)	(9)	(8)
Premium on preferred shares redeemed	(7)	(8)	(11)

Net income (loss) available to common shareholders	$202	$(1,105)	$974

Diluted:
Net income (loss) available to common shareholders	$202	$(1,105)	$974
Dilutive effect of affiliates	(3)	—	—
Effect of dilutive securities:
Convertible preferred stock	7	—	6
Zero coupon convertible notes	3	—	3
Convertible monthly income preferred securities	—	—	5

Net income (loss) available to common shareholders	$209	$(1,105)	$988

COMMON SHARES
Basic:
Weighted average shares outstanding	216	212	217

Diluted:
Weighted average shares outstanding	216	212	217
Effect of dilutive securities:
Stock options	2	—	3
Convertible preferred stock	6	—	7
Zero coupon convertible notes	2	—	2
Equity unit stock purchase contracts	1	—	—
Convertible monthly income preferred securities	—	—	4

Weighted average, as adjusted	227	212	233

EARNINGS (LOSS) PER COMMON SHARE:

Basic	0.94	(5.22)	4.50

Diluted	0.92	(5.22)	4.24

The assumed conversion of preferred stock and zero coupon notes are each anti-dilutive to our net loss per share for the year ended Dec. 31, 2001, and therefore are not included in our Earnings per Share calculation.  The convertible monthly preferred securities were fully converted or redeemed during 2000.